April 30, 2026

Wayne Tupuola
Chief Executive Officer
Laser Photonics Corporation
250 Technology Park
Lake Mary, FL 32746

       Re: Laser Photonics Corporation
           Registration Statement on Form S-1
           Filed April 24, 2026
           File No. 333-295327
Dear Wayne Tupuola:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenny O'Shanick at 202-551-8005 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:    Ernest M. Stern